September 22, 2016

Via EDGAR

Suzanne Hayes

Christina Thomas

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adamis Pharmaceuticals Corporation
Registration Statement on Form S-3
Filed August 4, 2016
File No. 333-221880

Dear Ms. Hayes and Ms. Thomas:

Adamis Pharmaceuticals Corporation (“Adamis” or the “Company”) is submitting this letter in response to comments raised in the Staff’s letter to Adamis dated August 16, 2016 (the “SEC Comment Letter”) regarding the Staff’s review of the above-referenced registration statement on Form S-3 filed by the Company. In this letter, we have included the comment from the SEC Comment Letter in italics followed by our response. We welcome any questions you may have about our response.

Exhibit 5.1

1.                  Please revise the legal opinion filed as Exhibit 5.1 to the registration statement to opine that the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrants. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

Response to Comment 1:

The Company has filed a Pre-effective Amendment No. 1 to the above-referenced statement restatement. In response to the Staff’s comment, as part of Pre-effective Amendment No. 1, we have filed a revised Exhibit 5.1 opinion of counsel, which includes the opinion that the warrants are binding obligations of the Company under the law of the jurisdiction governing the warrants.

Please feel free to contact the undersigned at (858) 997-2400, or the Company’s counsel, Kevin Kelso, at Weintraub Tobin, (916) 558-6110, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Robert O. Hopkins

Robert O. Hopkins, Chief Financial Officer,

Adamis Pharmaceuticals Corporation

cc: C. Kevin Kelso, Esq.